United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
THE COCA-COLA COMPANY

2.	Name of person relying on exemption:
WINTERGREEN ADVISERS, LLC

3.	Address of person relying on exemption:
333 Route 46 West, Suite 204
Mountain Lakes, NJ 07046

4.	Written materials:
Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1).

Coca-Cola's **Big Grab:**

Enriching Management
Shortchanging Shareholders

April 2, 2014

WINTERGREEN
ADVISERS

THIS IS NOT A SOLICITATION OF DIRECT OR INDIRECT AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD; WINTERGREEN ADVISERS, LLC AND ITS AFFILIATES ARE NOT ABLE TO VOTE YOUR PROXIES AND THIS COMMUNICATION DOES NOT CONTEMPLATE SUCH AN EVENT.

THIS PRESENTATION INCLUDES INFORMATION BASED ON DATA FOUND IN FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INDEPENDENT INDUSTRY PUBLICATIONS AND OTHER SOURCES. ALTHOUGH WE BELIEVE THAT THE DATA ARE RELIABLE, WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS PRESENTATION. MANY OF THE STATEMENTS IN THIS PRESENTATION REFLECT OUR SUBJECTIVE BELIEF.

THE INFORMATION CONTAINED HEREIN IS NOT AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE, AND DOES NOT PURPORT TO BE AND DOES NOT EXPRESS ANY OPINION AS TO THE PRICE AT WHICH THE SECURITIES OF THE COCA-COLA COMPANY MAY TRADE AT ANY TIME. THE INFORMATION AND OPINIONS PROVIDED HEREIN SHOULD NOT BE TAKEN AS SPECIFIC ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING THE COCA-COLA COMPANY AND ITS PROSPECTS BASED ON SUCH INVESTORS' OWN REVIEW OF PUBLICLY AVAILABLE INFORMATION AND SHOULD NOT RELY ON THE INFORMATION CONTAINED HEREIN. NEITHER WINTERGREEN ADVISERS, LLC, NOR ANY OF ITS AFFILIATES ACCEPTS ANY LIABILITY WHATSOEVER FOR ANY DIRECT OR CONSEQUENTIAL LOSS HOWSOEVER ARISING, DIRECTLY OR INDIRECTLY, FROM ANY USE OF THE INFORMATION CONTAINED HEREIN.

We are a Longtime Shareholder of Coca-Cola

We are here today because:

- Coca-Cola is a great company that owns some of the most valuable brands in the world
- Wintergreen's clients have owned Coca-Cola shares for over five years
- We seek to be a long-term investor in companies
- Coca-Cola's reaction to our concerns has been disappointing, defensive and inadequate

What's Wrong with Coca-Cola's Compensation Plan

Wintergreen believes the proposed plan is:

- Potentially highly dilutive to shareholders
- Unsupported by any strategic rationale
- Unnecessary, since adequate capacity exists under Coca-Cola's current plan
- Inadequately disclosed in the proxy materials
- Grossly outsized for a company with earnings growth in the single digits
- A bad precedent for corporate America

Management could take up to **one-sixth** of the **company's value** under proposed and existing plans.



The Proposed Plan is Potentially Highly Dilutive

What is it?

- A compensation plan proposed by Coca-Cola which, as Coca-Cola envisions, could result in the issuance of **340 million shares and/or options on shares over four years**

Why does it matter?

- When combined with equity awards from existing plans, **dilution could be 14.2% or higher**[1]

1. See page 86 of Coca-Cola's 2014 proxy statement

Coca-Cola is Underestimating Potential Dilution

- Wintergreen believes that Coca-Cola is underestimating the potential dilutive impact of the plan by including award shares in the denominator. Below is the formula Coca-Cola uses in its proxy statement[2]:

$$\text{Potential dilution} = \frac{\text{Total Award Shares}}{\text{Total number of issued and outstanding shares of Common Stock + Total Award shares}} = \textbf{14.2\%}$$

- From a shareholder's perspective, dilution is actually:

$$\text{Potential dilution} = \frac{\text{Total Award Shares}}{\text{Total number of issued and outstanding shares of Common Stock}} = \textbf{16.6\%}$$

- The difference could be several billion dollars

2. See page 86 of Coca-Cola's 2014 proxy statement. Based on total shares outstanding as of 2/24/14.

The Proposed Plan is Potentially Highly Dilutive

- 14.2% of Coca-Cola is worth **$24 billion;** 16.6% is worth **$28 billion,** at the current share price, spread among approximately **5% of Coca-Cola's employees**

- While the dollar value of the proposed plan will vary based on the price of Coca-Cola stock and the value of options granted, the **potential dilutive impact is significant**

The Proposed Plan is Very Different from the Current One

	2008 plan	2014 plan	Difference
Share awards approved	280,000,000	340,000,000	60,000,000
Coca-Cola shares outstanding at time of approval	4,648,000,000	4,406,000,000	-242,000,000
Potential dilution at time of adoption	6.02%	7.72%	28.1%
Approximate dollar value of potential dilution at time of adoption	$ 8,584,337,349	$ 13,118,474,807	52.8%
Length of plan	6 years	4 years[3]	**2 fewer years**



Total shares outstanding (millions)
Awards approved (millions)
4,648
4,406
280
340
2008 Plan
2014 Plan

Coke's plan seeks 21% more shares, and awards them over a lower share base and in fewer years.

3. Coca-Cola estimate. See page 85 of the company's proxy statement. Chart not to scale.

The Proposed Plan is Very Different from the Current One

Coca-Cola's 2008 Equity Plan:
280,000,000 shares over 6 years
~1% potential dilution per year

Coca-Cola's 2014 Equity Plan:
340,000,000 shares over 4 years
~2% potential dilution per year

Total potential dilution from existing and proposed equity plans = 731,000,000 shares[4]



Management's take = 16.6%
Left for shareholders = 83.4%

4 – 391,774,000 equity awards outstanding from previous plans, plus 340,000,000 awards from 2014 Plan, as envisioned by Coca-Cola, and approximately 4.4 billion shares currently outstanding. See page 85 of Coca-Cola's 2014 proxy statement.

Share Buybacks Should Benefit Shareholders

- In 2013, 27% of Coke's share repurchases went towards merely offsetting share issuance from equity awards
- Wintergreen believes this number could rise significantly under the 2014 Equity Plan to offset increased dilution
- The benefits of share repurchases should accrue to shareholders, not the top 5% of employees
- CEO Muhtar Kent said in October 2012 that the company's share repurchase program "underscores our continued commitment to delivering increased value to shareowners"[5]
- The buyback has been hijacked by management, at the expense of shareholders

5 – Coca-Cola October 18, 2012 press release.

Coca-Cola's Current Plan has Ample Capacity

- Coca-Cola has 66,948,651 shares remaining from existing equity compensation plans, enough to last another year.[6]
- In 2013, Coca-Cola issued share options to executives with a 10 year term, and priced them at $3.73 each.[7] This appears to be quite a sweet deal for executives.
- We suggest Coca-Cola withdraw the 2014 Equity Plan from shareholder consideration and come back with a shareholder-oriented plan next year, not a grab by management.

6 - Page 87 of Coca-Cola's 2014 proxy statement
7 - Page 104 of Coca-Cola's 2013 10-K

Coca-Cola's Plan Ignores Shareholder Concerns

Coke says it heeded shareholder criticisms of its earlier compensation plans,[8] but we believe the 2014 Equity Compensation Plan fails to fully address these concerns:

- "The annual incentive plan is difficult to understand and determine how incentives are awarded"
- "Annual incentive plan targets should be more challenging"
- "Incorporate a relative performance measure into executive compensation program"
- "Provide a clearer explanation of how performance targets were set and year-to-year differences"

8 – Page 47 of Coca-Cola's 2014 proxy statement

What Warren Buffet Says About Executive Compensation

We are great admirers of Warren Buffett, and his views on executive compensation are well known:

> "Compensation reform will only occur if the largest institutional shareholders – it would only take a few – demand a fresh look at the whole system."
>
> *- Letter to Berkshire Hathaway shareholders, 2/28/2007*

> "…outsized payments for ho-hum performance often occur because comp committees have become slaves to comparative data... When comp committees follow this "logic," yesterday's most egregious excess becomes today's baseline…"
>
> *- Letter to Berkshire Hathaway shareholders, 2/28/2006*

Coca-Cola's Responses are Wrong on the Facts

Coke Claims

Coca-Cola has claimed that Wintergreen is "misinformed" on the dilution figure[9]

Coke Facts

We found the figure on page 86 of Coca-Cola's proxy statement (reproduced below)

Mix of stock options/full value awards	100% stock options	Current 60%/40% mix of stock options and full value awards	100% full value awards
Potential Dilution	16.8%	14.2%	10.0%

9 – Coca-Cola statement to CNBC, March 24, 2014

Coca-Cola's Responses are Wrong on the Facts

Coke Claims

The new plan "does not change equity granting practices"[10]

Coke Facts

The 2008 plan awarded shares equal to about 1.3% of shares outstanding annually[11]; the 2014 plan envisions potential dilution of 1.9% per year.[12] This could result in more shares being issued over a shorter number of years.

10 - Coca-Cola press release on March 28, 2014
11 - Page 85 of Coca-Cola's 2014 proxy statement
12 – 340,000,000 awards over four years, divided by shares currently outstanding = 1.9% potential annual dilution

Coca-Cola's Responses are Wrong on the Facts

Coke Claims

Coke says their plans' "actual dilution is minimal" and that the company "protects" the value of shareholders by regularly repurchasing shares.[13]

Coke Facts

27% of Coca-Cola's share repurchases in 2013 merely offset equity issuance under previous equity compensation plans,[14] rather than shrinking the shares outstanding to benefit shareholders.

13 – Coca-Cola press release, March 28, 2014

14 – Coca-Cola press release, March 28 2014. $1.3 billion of $4.8 billion buyback went to offset employee stock option exercises

Unanswered Questions for Coca-Cola

- What evidence does Coca-Cola have that its current equity compensation plan is failing to attract and retain the talent it needs?
- Is Coca-Cola's management turnover better or worse than its peers?
- What are the maximum award opportunities of the top 1% of executives?
- The 2008 plan included a 5% ceiling on total share awards to any individual. Why is that absent from the proposed plan?
- As a company claiming to employ a number of "best practices," why does Muhtar Kent serve as both CEO and Chairman of the Board of Directors? This dual role can raise serious conflicts of interest with regard to compensation plans.

Conclusion

- Wintergreen is not telling Coca-Cola how to run its business, just to treat shareholders fairly
- Coca-Cola is transferring potentially tens of **billions of dollars** from millions of shareholders to **6,400 Coca-Cola executives**
- The plan is great for the upper 5% of employees, but it is bad for the other 95% who won't be able to participate
- Given recent performance of Coca-Cola, now does not seem an appropriate time to give management a potentially huge raise
- Such a massive transfer of wealth is unjustified. It's bad for Coke, and it's a bad example for corporate America